Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Team, Inc. and subsidiaries:
We consent to the use of our reports dated March 15, 2016, with respect to the consolidated balance sheets of Team, Inc. and subsidiaries as of December 31, 2015, May 31, 2015, and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the seven months ended December 31, 2015 and each of the years in the three-year period ended May 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated by reference herein.
/s/ KPMG LLP
Houston, Texas
May 20, 2016